MORTGAGEBROKERS.COM HOLDINGS, INC.
260 Edgeley Boulevard, Suite 11
Concord, Ontario L4K 3Y4

April 16, 2010

Securities Exchange Commission
Mr. Paul Cline
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mortgagebrokers.com Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 15, 2009
File No. 333-105778

Dear Mr. Cline:

We are in receipt of your letter dated March 5, 2010 regarding the above referenced filings.  Please note that the Company hereby requests an extension for submitting a response to your inquiry.  The Company has been delayed in providing these responses because of the time involved in completing it December 31, 2009 audit and Form 10k.  Based upon same the Company is anticipates submitting its responses to your no later than April 30, 2010.

Please call me if you have any questions regarding this matter.

Very truly yours,

Mortgagebrokers.com Holdings, Inc.

By:  /s/ Alex Haditaghi
       Alex Haditaghi